November 15, 2005

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Revlon Consumer Products Corporation Amendment No. 2 to Registration Statement on Form S-4 Filed November 15, 2005 File No. 333-128217

Dear Ms. Long:

On behalf of our client, Revlon Consumer Products Corporation (the "Company"), enclosed please find four copies of Amendment No. 2 ("Amendment No. 2") to the Registration Statement on Form S-4 (the "Registration Statement") which was filed today via EDGAR with the Securities and Exchange Commission (the "Commission"). Also enclosed are four copies of Amendment No. 2 marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on October 19, 2005. The changes in Amendment No. 2 include those made in response to the comments of the staff of the Commission (the "Staff") set forth in your letter dated November 2, 2005 (the "Comment Letter"). The disclosure and financial information in Amendment No. 2 have also been updated to conform to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, which the Company filed with the Commission on November 9, 2005.

Set forth below are the Company's responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and italics and is followed by the corresponding response of the Company. Unless otherwise indicated, page numbers in the responses refer to pages of Amendment No. 2. Capitalized terms used but not defined herein shall have the meanings ascribed to them in Amendment No. 2.

General

1.	We read the response to comment 2 of our letter dated October 6, 2005. Please relocate the sections set forth on page ii of your prospectus to more appropriate locations in your prospectus. The forepart of your prospectus should consist of only the cover page and the summary and risk factors sections.

In response to the Staff's comment, the Company has deleted entirely the disclosure regarding the Company's financial statements that appeared under the heading "Certain Definitions" on page ii of Amendment No. 1 to the Registration Statement and has made conforming changes to the document such that the terms used in that paragraph are not capitalized or used as a defined term. The paragraph that appeared immediately under the heading "Certain Definitions" on page ii of Amendment No. 1 to the Registration Statement has been moved to page 1 of Amendment No. 2. The disclosure which appeared under the heading "Market Share Data" in Amendment No. 1 has been moved to page i of Amendment No. 2, directly under the Table of Contents. While the Company understands that the forepart of the prospectus should be limited to items set forth in Item 501 of Regulation S-K, the Company respectfully submits that the forepart of the prospectus is a customary location for disclosure regarding market share or other third party data that is used throughout a prospectus and that will be helpful to investors in understanding the Company's disclosure.

Risk Factors, page 17 (Page 16 of Amendment No. 2)

Our substantial indebtedness and our history of net losses ..., page 17 (Page 16 of Amendment No. 2)

2.	We note the disclosure in the fourth sentence of the first paragraph of this risk factor. Please quantify the effect of interest rate changes on your debt service requirements. For example, what would be the effect of a 1% increase in your interest rates?

Ms. Pamela A. Long
November 15, 2005

In response to the Staff's comment, the Company has revised the fourth sentence of the first paragraph of this risk factor on page 16 of Amendment No. 2.

Selected Historical and Unaudited Pro Forma Financial Data, page 42 (Page 39 of Amendment No. 2)

3.	We note your response to comment 11 from our letter dated October 6, 2005. It appears from footnote (e) that your calculation of the loss on early extinguishment of debt properly considers the net carrying amount of the extinguished debt, including any unamortized debt issuance costs. We assume that the extinguishment date reflected in your pro forma financial data would result in a higher balance of unamortized debt issuance costs at the pro forma date of extinguishment, when compared to your historical results, which would result in a lower net carrying value for the debt and a lower loss on early extinguishment of the debt. Please help us to understand why your pro forma financial data does not appear to indicate that the loss on early extinguishment of debt has changed when compared to your historical results.

The Company applied the guidance in the SEC Staff Training Manual which states that "pro forma financial information should illustrate only the isolated and objectively measurable (based on historically determined amounts) effects of a particular transaction, while excluding effects of highly judgmental estimates." In preparing the pro forma information the Company concluded it would not be appropriate to include a pro forma adjustment to the loss on early extinguishment of debt that was reflected in the historical results. The resulting presentation is that pro forma amortization of debt issuance costs that will affect the Company's ongoing financial statements reflects the expected annual amortization after all of the related transactions have occurred and the loss on early extinguishment that will not affect the Company's ongoing financial statements reflects the actual loss rather than a hypothetical amount that might have been reported under various scenarios.

In reaching this conclusion and in preparing the Company's pro forma information, the Company adhered to the aforementioned guidance in the SEC Staff Training Manual because in order to pro forma the loss on early extinguishment of debt due to the terms of the Revlon Exchange Transactions would have required the Company to make several highly judgmental estimates regarding the following debt holder alternatives that might or might not have occurred at the pro forma date of extinguishment (January 1, 2004): (a) participating in the transaction, (b) converting their debt to cash, or (c) converting their debt to common stock. In addition, the Company considered that the conversion ratio set by the Company and the decision of the debt holders to participate in the transaction would be based on the market price of the Company's common stock at the date of the exchange offer. As a result, if the Company were to attempt to compute the hypothetical loss on the extinguishment on debt, as if it had occurred on January 1, 2004, it would have had to be changed based on the assumptions about the decisions debt holders would have made who participated in the Revlon Exchange Transactions (as discussed above) and the extinguishment of the Company's 12% Senior Secured Notes due in 2005 (i.e., the effect of early tender of debt holders on the premium calculation). This would have required the Company to make a number of assumptions based on debt holders options in order to determine the pro forma loss on extinguishment of debt, none of which were objectively determinable and, even if they were, none would have been particularly relevant since the actual decisions were known at the time that the pro forma financial information was prepared and already was reflected in the historical financial statements as an unusual item on a separate line in the income statement. It also is unlike other situations discussed in the SEC Staff Training Manual in which pro formas are presented showing a range of possible outcomes.

Business, page 80 (Page 78 of Amendment No. 2)

Patents, Trademarks and Proprietary Technology, page 86 (Page 84 of Amendment No. 2)

4.	Please disclose whether the expiration or termination of your rights with respect to any patent or trademark or multiple patents or trademarks may occur over the next several years and whether such expiration or termination, individually or in the aggregate, may adversely affect your business.

In response to the Staff's comment, the Company has revised the disclosure on page 84 of Amendment No. 2.

Ms. Pamela A. Long
November 15, 2005

Exhibit 25.1

5.	We read your response to comment 29 of our letter dated October 6, 2005 and reissue the comment. In this regard, we note that Exhibit 3 does not appear to have been filed as an exhibit to the referenced registration statement; rather it appears to be incorporated by reference.

In response to the Staff's comment, Exhibit 25.1 has been revised to include, rather than incorporate, each of the exhibits to Exhibit 25.1.

* * * *

Ms. Pamela A. Long
November 15, 2005

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 735-3497.

Very truly yours,

/s/ Stacy J. Kanter

cc:    Mr. Robert K. Kretzman,
        Revlon Consumer Products Corporation